June 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AVROBIO, Inc.

Registration Statement on Form S-1 (File No. 333-225213) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of AVROBIO, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 20, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 2,911 copies of the preliminary prospectus dated June 11, 2018 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,
MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC.

By:	/s/ Albert Hwang
Name:	Albert Hwang
Title:	Managing Director

COWEN AND COMPANY LLC

By:	/s/ Jason Fenton
Name:	Jason Fenton
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

[Signature Page to Request for Acceleration of Effectiveness]